CERTIFICATE OF AMENDMENT
                    OF THE
          CERTIFICATE OF INCORPORATION
                      OF
             VALIANT HEALTHCARE, INC.


The undersigned, pursuant to Section 242 of the Delaware General
Corporation Law, hereby certifies on behalf of Valiant Healthcare, Inc., a Delaware corporation (the "Corporation"), as follows:

1. The Certificate of Incorporation of the Corporation is hereby amended to change the par value per share of the capital stock from $.00001 per share to $.0001 per share and to provide that of the 100,000,000 shares of capital stock authorized for the Corporation, 5,000,000 shares of which shall be designated as preferred stock, $.0001 par value per share. To effect such change, Article 4 of the Certificate of Incorporation of the Corporation is hereby deleted in its entirety and the following text shall be substituted in lieu thereof:

    "4. The total number of shares which the corporation shall be authorized to issues is: 100,000,000 shares with a par value of $.0001 per share. Of such shares, 95,000,000 shall be designated as common shares, $.0001 par value per share, and 5,000,000 shares shall be designated as preferred shares, $.0001 par value per share."

2.   This Certificate of Amendment of the Certificate of
Incorporation (this "Amendment") has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law. The holder of a majority of the outstanding stock of the Corporation entitled to vote on the foregoing amendment voted in favor of such amendment by written consent, in accordance with the provisions of Section 228 of the Delaware General Corporation Law.


IN WITNESS WHEREOF, the undersigned has executed this Amendment as of this 2nd day of September 2008.

VALIANT HEALTHCARE, INC.


By: /s/  Steven Turner
Title:  President